Exhibit 17.1

26 Oct 2021

The Board of Directors Alfi Inc.

I hereby tender my resignation as a member of the board of Alfi Inc. effective immediately. I have taken this decision based on the actions taken by the Board of Directors at the meeting held on 22nd Oct 2021. The decision to replace the CEO/Founder, the CFO and the CTO in my opinion was personal and calculated and driven by certain directors/shareholders to take control of the company without any regard for due process. The decision was made through clandestine meeting by said Board members prior to the 22 Oct BOD Meeting where by resolutions were put forward without prior consultation with other board members, notably myself

I believe the Directors acted precipitously in absence of any written policies nor governance committee in operation and no written warning or communication to any of these chiefs regarding any action/actions that may have concerned any Board member at any point in time

Furthermore, I believe the gravity of these actions could have serious repercussions to the future operations of the company and its share price. The timing in particular so soon after the IPO would surely raise red flags to current and future share holders

Although there may be concerns as to the actions of the CEO in the allegations raised there was clearly no attempt to allow the CEO or the CFO and CTO to defend their position or for the other members of the board to discuss alternative options to protect the integrity of the Company. It was clearly fait a compli. Particularly concerning is the fact that there was already a mobilization for the removal of these officers by handpicked replacements whilst the meeting was still taking place, with the said replacements to be ratified at the subsequent Board meeting scheduled for 27th Oct 2021.I have no knowledge of the selection process or the qualification of these personnel and their ability to deliver the expectations of the shareholders. I feel as a Board we have not been completely transparent and as such I therefore cannot sanction these actions.

I nevertheless wish the new board and management all success in the future and would appreciate all outstanding compensation due to me be settled in a timely manner

Regards

Richard Mowser